Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

December 1, 2006

VIA EDGAR AND ELECTRONIC MAIL

Ms. Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Stirling:

Re:	Wells Fargo Funds Trust (the “Trust”)

Responses to SEC Comments on Post-Effective Amendment No. 99

Thank you for your verbal comments of Monday, October 23, 2006 to the Prospectuses and Statement of Additional Information for the Wells Fargo Advantage Large Cap Funds (the “Funds”). This correspondence provides our responses to those comments and suggestions on that filing (Post-Effective Amendment No. 99 to the Trust’s Registration Statement on Form N-1A filed September 13, 2006 pursuant to Rule 485(a) under the Securities Act of 1933, as amended). Revisions made pursuant to these comments will be incorporated into the Funds’ Post-Effective Amendment No. 104 filed December 1, 2006 pursuant to Rule 485(b).

For your convenience, your comments or suggestions are summarized in boldface type below, immediately followed by our responses.

Prospectuses

1.	PROSPECTUS SECTION: PRINCIPAL INVESTMENT RISKS

Comment:	For applicable Funds, please include style-specific risks, i.e., the risks of using a “growth approach” or “value approach” when selecting securities.

Response: As suggested, we have included the following respective risk descriptions for “growth” funds and “value” funds:

Growth Style Investment Risk

Growth stocks can perform differently from the market as a whole and from other types of stocks. Their prices may be more volatile than those of other types of stocks, particularly over the short term. Growth stocks may be more expensive relative to their current earnings or assets compared to the values or other stocks, and if earnings growth expectations moderate, their valuations may return to more typical norms, causing their stock prices to fall.

Value Style Investment Risk

Value stocks can perform differently from the market as a whole and from other types of stocks. Value stocks may be purchased based upon the belief that a given security may be out of favor. Value investing seeks to identify stocks that have depressed valuations, based upon a number of factors which are thought to be temporary in nature, and to sell them at superior profits when their prices rise in response to resolution of the issues which caused the valuation of the stock to be depressed. While certain value stocks may increase in value more quickly during periods of anticipated economic upturn, they may also lose value more quickly in periods of anticipated economic downturn. Furthermore, there is the risk that the factors which caused the depressed valuations are longer term or even permanent in nature, and that there will not be any rise in valuation. Finally, there is the increased risk in such situations that such companies may not have sufficient resources to continue as ongoing businesses, which would result in the stock of such companies potentially becoming worthless.

2.	PROSPECTUS SECTION: ORGANIZATION AND MANAGEMENT

Comment:	Describe the role of each Fund’s portfolio managers per Form N-1A.

Response: All portfolio manager biographies have been revised to address the requirements of Item 5(a)(2) of Form N-1A.

Statement of Additional Information

1.	SAI SECTION: FUNDAMENTAL INVESTMENT POLICIES

Comment:	In the Funds’ concentration policy (Fundamental Investment Policy No. 1), the Funds’ investments in municipal securities are not limited; however, it appears that the Funds’ investments in private development bonds should be limited. Please consider revising accordingly.

Response: We are conducting further research into this comment. If we determine that a change to this policy is appropriate, we will seek Board approval and incorporate corresponding changes to the Funds’ SAI.

2.	SAI SECTION: FUNDAMENTAL INVESTMENT POLICIES

Comment:	The Funds’ diversification policy (Fundamental Investment Policy No. 2 shown below) excludes the Endeavor Select Fund. Please confirm that there are no other non-diversified funds in this set of Funds.

Response: We have confirmed that the Endeavor Select Fund is the only non-diversified Fund within the Wells Fargo Advantage Large Cap set of funds.

Conclusion

The Funds accept responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Funds acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to these filings. The Funds further acknowledge that they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above response adequately addresses your comments and suggestions. If you need additional information, please do not hesitate to contact me at 415-396-8235.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

By
Elaine E. Richards
Senior Counsel

cc:	Marco Adelfio

C. David Messman

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